


OMV

News Release

December 14, 2004
For immediate release

www.omv.com

OMV closes the acquisition of 51% of SNP Petrom SA

- **Closing of the acquisition of a majority stake as scheduled**
- **Increase in share capital for Petrom yields EUR 830 million from OMV**
- **Qualitative growth for Petrom**

On December 14, 2004, OMV, Central Europe's leading oil and gas group, closed the acquisition of a 51% stake in the largest Romanian company, SNP Petrom SA. For the acquisition of 33.34% of Petrom's shares, EUR 669 million is paid to the Romanian privatization agency. Within the framework of an increase in share capital for Petrom, OMV's stake is raised to 51%. The funds from the increase in share capital amounting to EUR 830 million will be injected into Petrom by OMV and will be used for future investments in Petrom. Thus OMV now holds 51% of Petrom's shares, the Romanian Government 40.74% and EBRD 2.03%, with a free float of 6.23%.

With the closing of its acquisition of a majority stake in Petrom, OMV has now become the largest oil and gas group in Central Europe, with oil and gas reserves of around 1.4 billion boe, daily production of approximately 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has 2,394 filling stations in 13 countries. The Group's market share in the Refining and Marketing business segment in the Danube region is up to around 18%. Petrom will be consolidated in OMV's 2004 balance sheet and in 2005 it should already be earnings accretive.

The Exploration and Production portfolio acquired from Petrom encompasses approximately 1 billion boe of oil and gas reserves and daily production of around 220,000 boe from around 300 oil and gas fields, including around 15,000 onshore Romanian production wells as well as offshore assets in the Black Sea and exploration and production concessions in Kazakhstan.

OMV to expand its No. 1 position with Petrom

The acquisition of Petrom establishes optimal conditions for further profitable growth. OMV has now largely achieved the goals it set for 2008, namely, the doubling of its market position. In addition, with Petrom the Group is now firmly anchored in Romania, the biggest country in OMV's core market. OMV's CEO Wolfgang Ruttenstorfer commented, "OMV is now clearly in the No. 1 position in Central Europe. And, as a member of the OMV Group, Petrom is also in a stronger position. For the expansion of its leading position in Central Europe, OMV has a strong financial base, also resulting to a notable degree from the increase in share capital."

Investment boost for Petrom
With its fresh capital Petrom is now ideally equipped for qualitative growth. In 2005 it is planned to invest up to EUR 400 million in Petrom. This investment boost will facilitate rapid realization of Petrom's potential. This will give the company the opportunity to establish itself as the hub for E&P and R&M in the entire region.

In the upstream sector strategic priorities lie in the use of new exploration technologies and increased productivity. This includes the modernization and the automation of production facilities and pipeline networks. In the downstream sector focus will be placed on the modernization of facilities and equipment in accordance with future EU standards, as well as the introduction of up-to-date and automated production processes in the refineries. In addition, investments will be made to increase marketing efficiency.

In order to meet these goals, following the closing around 80 OMV managers will serve on location in Romania. The Board of Directors and the Management Committee of Petrom will be newly established in the course of the day of Closing.

Stable framework conditions – professional privatization process
The closing made it possible to complete the acquisition of Petrom shares in the fourth quarter, in accordance with previous announcements. Alongside the actual privatization, significant framework conditions for conducting successful business were also established. These include the indemnity by the Romanian Government historic contamination and the stability of fiscal conditions in the upstream sector for the next ten years. CEO Wolfgang Ruttenstorfer said, "The closing of this transaction marks the completion – also as far as timing is concerned – according to plan of a privatization process carried out in a very professional manner. The Romanian Government deserves due recognition for conducting this transaction strictly in line with what was planned."

Background Information:

SNP Petrom SA
Petrom is the largest Romanian oil and gas group, with activities in the business segments of Exploration and Production, Refining and Petrochemicals, as well as Sales and Marketing. Petrom has estimated oil and gas reserves of around 1 billion boe, refining capacity of 8 million metric tons and 600 filling stations. In 2003 the sales revenue of the group was EUR 2,031 million, EBITDA was EUR 342 million and EBIT was EUR 26 million.

OMV Aktiengesellschaft
With Group sales of EUR 7.64 billion and a workforce of 6,137 employees in 2003, as well as with a current market capitalization of about EUR 6 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal of doubling its 2001 market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, trans-porting 41 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of SNP Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the closing of its acquisition of a majority stake in Petrom in December 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of around 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,394 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom will be consolidated in the 2004 balance sheet and in 2005 it should already contribute to OMV's financial results.

— Ends —

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (207) 367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark@cjpcom.com

Next result announcement **January–December and Q4 2004** in March, 2005

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA



OMV

News Release

December 17, 2004
7 am (UK time) – 8 am (CET)

www.omv.com

OMV successfully completes EUR 657 million share capital increase and EUR 550 million convertible bond issue

- **Shares priced at: EUR 219**
- **The issue and initial conversion price of the convertible bond was set at EUR 306.6 and the coupon was set at 1.5%**
- **New OMV shareholder structure: 50.9% free float, 31.5% ÖIAG, 17.6% IPIC**

The Executive Board of OMV Aktiengesellschaft (ISIN AT0000743059), with the approval of the Supervisory Board, has decided to increase the share capital through the issuance of 3 million new shares. The issue price per share was set at EUR 219. Further, the Executive Board of OMV Aktiengesellschaft, with the approval of the Supervisory Board, has decided to issue approximately 1.79 million convertible bonds (ISIN AT0000342647) in an aggregate principal amount of approximately EUR 550 million, each bond initially convertible into one share of OMV Aktiengesellschaft. The issue price, initial conversion price and principal amount per convertible bond was set at EUR 306.6. The coupon was set at 1.5%.

12% of the offering of the new shares and 2% of the offering of the convertible bonds were taken up by existing shareholders through an exercise of subscription rights.

Strong demand for new OMV shares
The offering of shares and convertible bonds not taken up by existing shareholders was significantly oversubscribed with strong demand coming from both existing OMV shareholders and a wide range of new retail and institutional investors. Austrian retail demand made up approximately 13% of the transaction.

First combined equity and convertible transaction in Austria
OMV's CFO David Davies said: "The successful pricing today of the largest Austrian combined equity and convertible bond transaction ever strengthens our capital base and will help fund the continued expansion in our core markets. This innovative transaction structure has allowed us to reach a new investor base, minimise dilution, and also increase the free float to above 50%."

OMV's CEO Wolfgang Ruttenstorfer said: "With the proceeds from this transaction we will refinance the Petrom acquisition and improve the efficiency of our company. The issuance of the convertible bond adds a cost efficient instrument to our capital structure. We will continue to grow our leading position in the Central and Eastern European region."

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

The new shares and the convertible bonds are expected to start trading in the Official Market of the Vienna Stock Exchange on December 22, 2004.

The new shareholder structure consists of 50.9% free float, 31.5% ÖIAG and 17.6% IPIC, as a result for the first time the free float represents the majority of the issued shares.

Deutsche Bank, Erste Bank and Merrill Lynch acted as Joint Global Coordinators and Joint Bookrunners in the offerings. Hawkpoint acted as Financial Advisor to OMV.

Notes to editors:
OMV Aktiengesellschaft
With Group sales of EUR 7.64 billion and a workforce of 6,137 employees in 2003, as well as market capitalization of approximatly EUR 6 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal of doubling its 2001 market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 41 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of Econgas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the closing of its acquisition of a majority stake in Petrom in December 2004, OMV has become the largest oil and gas group in Central and Eastern Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,394 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom will be consolidated in the 2004 balance sheet and in 2005 it should already contribute to OMV's financial results.

This statement does not constitute an offer or invitation to subscribe for or purchase any securities. These materials are not being issued in the United States of America and should not be distributed to United States persons or publications with a general circulation in the United States. These materials are not an offer for sale of the securities in the United States. No public offering of the securities will be made in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be sold in the United States absent registration or an exemption from registration under the Securities Act.

This document is directed at and/or for distribution in the United Kingdom only to (i) persons who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (ii) high net worth entities falling within article 49(2)(a) to (e) of the Order (all such persons being together referred to as "relevant persons"). This document is directed only at relevant persons. Other persons should not act or rely on this document or any of its contents. This document is confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.

No prospectus within the meaning of the German Securities Sales Prospectus Act (the "SPA") has been or will be prepared in connection with the offering. The securities were offered in the Federal Republic of Germany solely to holders of existing shares of OMV Aktiengesellschaft and to persons who on a

professional or commercial basis purchase or sell securities for their own account or for the account of a third party within the meaning of the SPA.

A Prospectus was published pursuant to the Austrian Stock Exchange Act (Börsegesetz) and the Austrian Capital Markets Act (Kapitalmarktgesetz) and is available at OMV Aktiengesellschaft, Otto-Wagner-Platz 5, A-1090 Vienna and Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vienna. The publication pursuant to § 10/2 Capital Markets Act in the Official Gazette (Amtsblatt zur Wiener Zeitung) was made on 1 December 2004. In connection with the offering of the securities of OMV Aktiengesellschaft, only the information contained in the Prospectus is authoritative.

— Ends —

For further information, please contact:

OMV

Ana-Barbara Kunèiè, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (207) 367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–December and Q4 2004** in March, 2005